FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Blocklisting Application

Application has been made to the Financial Conduct Authority and the London Stock Exchange Plc for a total of 21,539,000 Ordinary shares of 25p each (shares) to be admitted to the Official List.

These shares are being reserved under block listings and will be issued as a result of the award of shares pursuant to the following schemes:

Scheme	Shares
GlaxoSmithKline Share Option Plan - Ordinary shares	5,000,000
GlaxoSmithKline Share Option Plan - ADS	13,000,000
GlaxoSmithKline plc Sharesave plan 2012	3,539,000

When issued, these shares will rank pari passu with the existing ordinary shares.

Victoria Whyte
Company Secretary

11 June 2015

                                                                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 11, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc